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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                     Imperial Petroleum Recovery Corporation
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079-10-5
                                  ------------
                                 (CUSIP Number)

                             Gerald J. Laporte, Esq.
    Hogan & Hartson L.L.P., 555 Thirteenth Street, N.W., Washington, DC 20004
                            Telephone: (202) 637-6528
      --------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 21, 1997
              ----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453079-10-5                  SCHEDULE 13D

(1)      Names of Reporting Persons and I.R.S. Identification Numbers
         (Entities Only)

                  Henry H. Kartchner

(2)      Check the Appropriate Box if a Member of a Group             (a)   /  /
                                                                      (b)   /X/
(3)      SEC Use Only

(4)      Source of Funds

                  PF

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     /  /

(6)      Citizenship or Place of Organization

                  U.S.A.

                                            (7)                Sole Voting Power
           Number of                                                   2,113,749
             Shares
          Beneficially                      (8)              Shared Voting Power
            Owned By                                                   0
              Each
            Reporting                       (9)           Sole Dispositive Power
             Person                                                    2,113,749
              With
                                            (10)        Shared Dispositive Power
                                                                       0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,113,749

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)     Percent of Class Represented by Amount in Row (11)

                  15.4%

(14)     Type of Reporting Person

                  IN

CUSIP No. 453079-10-5                SCHEDULE 13D

(1)      Names of Reporting Persons and I.R.S. Identification Numbers
         (Entities Only)

                  Food Development Corporation, I.R.S. ID No. 911000242

(2)      Check the Appropriate Box if a Member of a Group             (a)   /  /
                                                                      (b)   /X/
(3)      SEC Use Only

(4)      Source of Funds

                  WC

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     /  /

(6)      Citizenship or Place of Organization

                  Washington

                                            (7)                Sole Voting Power
           Number of                                                   1,015,408
             Shares
          Beneficially                      (8)              Shared Voting Power
            Owned By                                                   0
              Each
            Reporting                       (9)           Sole Dispositive Power
             Person                                                    1,015,408
              With
                                            (10)        Shared Dispositive Power
                                                                       0

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,015,408

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)     Percent of Class Represented by Amount in Row (11)

                  7.4%

(14)     Type of Reporting Person

                  CO

Item 1.       Security and Issuer

           This Statement on Schedule 13D relates to shares of the Common Stock, $.001 par value, of Imperial Petroleum Recovery Corporation, a Nevada corporation ("Imperial" or the "Company"), the principal executive offices of which are located at 15311 Vantage Parkway West, Suite 160, Houston, Texas 77032. The Company is a development stage company committed to developing and marketing a proprietary oil sludge remediation process and equipment that use high energy microwaves to separate water, oil and solids.

Item 2.       Identity and Background

           This Statement on Schedule 13D is filed on behalf of Henry H. Kartchner, the Chairman and Chief Executive Officer of the Company, whose business address is the same as the address of the Company given in Item 1 above. Mr. Kartchner is a citizen of the United States of America.

           This Statement on Schedule 13D also is filed on behalf of Food Development Corporation, a Washington State corporation ("FDC"). The address of the principal office of FDC is 1135 East Hillsboro Road, Pasco, Washington 99301. Mr. Kartchner is the sole and controlling shareholder of FDC.

           During the last five years, neither Mr. Kartchner nor FDC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

           Mr. Kartchner acquired all of the shares of Imperial Common Stock of which he is the direct beneficial owner with personal funds or in exchange for contractual commitments, as detailed in Item 5 below. FDC acquired all of the shares of Imperial Common Stock of which it is deemed to be the direct beneficial owner with working capital.

Item 4.       Purpose of Transaction

           Mr.  Kartchner and FDC acquired the shares to which this Statement on
Schedule 13D relates for investment purposes. Depending upon market conditions and other factors that Mr. Kartchner and/or FDC may deem material to their investment decisions, Mr. Kartchner and FDC may acquire beneficial ownership of additional securities of the Company by purchase in the open market or in private transactions, or by other permissible means, if deemed advisable at the time, and may dispose of all or a portion of the shares of the Company they currently own or may hereafter acquire.

           Except as discussed above, Mr. Kartchner and FDC have no current plans or proposals that relate to or would result in any of the following, although they reserve the right to develop such plans or proposals in the future:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capital or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those set forth in (a) through (i) above.

Item 5.       Interest in Securities of Issuer

         Because of his direct beneficial holdings and his status as the controlling shareholder of FDC, Mr. Kartchner is deemed to be the beneficial owner of 2,113,749* shares of Common Stock in the Company, or approximately 15.4% of the outstanding shares, based upon 13,155,421 shares outstanding as of December 31, 1997 and 541,783 shares deemed to be outstanding for purposes of calculation, which are the shares into which the principal amount of the Promissory Note discussed below is convertible. Mr. Kartchner has sole power to vote and dispose of the 2,113,749 shares.

         Mr. Kartchner acquired direct beneficial ownership of 1,077,229 of these shares in September 1995 from Owen K. Stephenson in exchange for Mr. Kartchner's commitment to provide economic support and credit required by the Company to fabricate and test the initial prototype of its microwave sludge treatment system. Mr. Kartchner acquired direct beneficial ownership of another 300 of the 2,113,749 shares when they were distributed as a result of the Company's 0.03 for 1 forward stock split of November 22, 1996 on 10,000 shares Mr. Kartchner had purchased in the open market, which 10,000 shares Mr. Kartchner subsequently sold in the open market. Mr. Kartchner acquired direct beneficial ownership of another 20,812 of the 2,113,749 shares in April 1997 when the Company issued him shares to make up for shares Mr. Kartchner was entitled to have received from Mr. Stephenson in September 1995.


--------
*All numbers of shares of Imperial Common Stock in this Schedule 13D have been adjusted to account for the Company's 0.03 for 1 forward stock split of November 22, 1996.

         Because of his status as the controlling shareholder of FDC, Mr. Kartchner is deemed to have acquired indirect beneficial ownership of 147,200 of the 2,113,749 shares on May 1, 1997, when they were acquired by FDC in exchange for FDC's forgiveness of a debt for $73,600 owed by the Company to FDC, representing operating expenses FDC had advanced on behalf of the Company. Mr. Kartchner is deemed to have acquired indirect beneficial ownership of another 326,425 of the 2,113,749 shares on July 21, 1997, when they were acquired by FDC in exchange for FDC's forgiveness of a debt for $163,212.33 owed by the Company to FDC, representing operating expenses FDC had advanced on behalf of the Company. Mr. Kartchner is deemed to have acquired indirect beneficial ownership of another 541,783 of the 2,113,749 shares on August 25, 1997, when FDC became entitled to purchase them by converting a Promissory Note of the Company that began to accrue interest on that date in the principal amount of $236,759.18. The Company executed the Promissory Note payable to FDC in exchange for FDC's forgiveness of a debt of that amount owed by the Company to FDC, representing research and development expenses FDC had advanced on behalf of the Company. The Promissory Note bears interest at the rate of 10% annually. Any portion of the principal and accrued interest is convertible into shares of Common Stock in the Company at a conversion price of $0.437 per share. Mr. Kartchner has sole power to vote and dispose of the total of 1,015,408 shares beneficially owned by FDC. This 1,015,408 shares beneficially owned by FDC equals 7.4% of the shares deemed to be outstanding for purposes of calculation.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Other than as described in Item 5 above, neither Mr. Kartchner nor FDC is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

         Mr. Kartchner and FDC expressly disclaim that they are acting as part of a group within the meaning of Section 13(d)(3) of the Act, other than to the extent that their individual actions as beneficial owners of Imperial Common Stock may be deemed to be actions of members of a group because of Mr. Kartchner's status as the controlling shareholder of FDC.

           In accordance with Rule 13d-4, Mr. Kartchner and FDC each expressly declares that the filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Kartchner or FDC is, for the purpose of
Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities of the Company other than as expressly described in this Statement on
Schedule 13D.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 -- Promissory Note of Imperial Petroleum Recovery Corporation

         Exhibit 2 -- Joint Filing Agreement

         After reasonable inquiry, and to the best of their knowledge, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                  * * * * * * *

                                           HENRY H. KARTCHNER
Date:  January 16, 1998
                                           /s/  Henry H. Kartchner
                                           -----------------------------
                                           Signature


                                           FOOD DEVELOPMENT CORPORATION
 Date:  January 16, 1998                   By:  Henry H. Kartchner
                                           Chairman and Chief Executive Officer

                                           /s/  Henry H. Kartchner
                                           -----------------------------
                                           Signature